Current Technology Corporation

NEWS RELEASE

Current Technology Reports Small Business Members of America to Offer Spy-N-Tell TM

VANCOUVER, British Columbia, May 15, 2007

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

SpyTell Security Limited Partnership, Current Technology’s fifty percent owned joint venture, has joined forces with Small Business Members of America to offer small business owners and their employees the Spy-N-Tell TM advanced security system.

“Small Business Members of America provides tremendous value to our membership through the discounts and resources we offer,” said William Ritger, co-founder and managing member of Small Business Members of America (“SBMA”).  “Today security is a top of mind issue for almost everyone, and we feel Spy-N-Tell TM will be well received by business owners and their employees and families.”

“There are over 25 million small businesses in the United States,” states Current Technology CEO Robert Kramer.  “When you add in their employees and families, one quickly realizes  SBMA will be addressing a potential audience of well over 100 million people, and most will have both home and business security concerns.”

“We are very excited about our relationship with SBMA, and believe it will lead to significant sales,” continues CEO Kramer.  “SBMA is finalizing agreements with a number of Fortune 500 product and service providers which should generate significant traffic to www.smallbusinessmembers.com.   SBMA’s June launch will be supported by a national radio and web-based campaign which we hope to participate in.  The timing is perfect for us, as we are building a transaction based web site for Spy-N-Tell TM which should launch in June and will be linked to SBMA’s site.”

In an unrelated matter, Current Technology has issued 1,270,000 restricted common shares in settlement of $50,800 USD of debts.

About Small Business Members of America

Small Business Members of America is harnessing the group buying power of its members to provide small businesses and their employees with a broad range of exceptional discounts and business resources.  Commencing in June 2007, SBMA will reach out to a market of over 25 million small businesses in the United States, with a radio and web-based marketing campaign.  To learn more, please visit www.smallbusinessmembers.com.

About Spy-N-Tell TM

Spy-N-Tell TM is a patented combination of a telephone, a hidden infrared motion sensor and a powerful microphone.  Spy-N-Tell TM operates as an ordinary telephone, until the advanced security system is activated.  Once “on”, Spy-N-Tell TM provides free 24/7 active monitoring.  Upon detecting an intruder, Spy-N-Tell TM automatically calls the property owner who can listen in from a remote location and make a “friend or foe” determination.  If the latter, the property owner can initiate a verified alarm call to the police who will treat the matter as a burglary in progress and respond accordingly.  Neither the property owner nor the police have to deal with false alarms, and there are no monthly monitoring fees.

Forward-Looking Statements

The news release contains forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Security Act of 1933, as amended, and the Securities Exchange Act of 1934.  These statements are based on current expectations, estimates, forecasts, and projections about the industries in which the Company operates and the beliefs and assumptions of the Company’s management.  Words such as “expects”, “anticipates”, “targets”, “goals”, “projects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “continues”, “may”, “will”, variations of such words and similar expressions are intended to identify such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

 Current Technology Updates New Product

VANCOUVER, British Columbia, May 7, 2007

The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

“We have developed a new brand identity for the patented telephone-based intrusion notification system which we believe captures the compelling features and benefits of the product,” states Current Technology (the “Company”) CEO Robert Kramer. “Going forward, the product will be marketed under the trade name ‘Spy-N-Tell’ ™. The word ‘spy’ symbolizes the product’s ability to unobtrusively observe activities, or the lack thereof, in a given location, and ‘tell’ its ability to immediately come to life when an intruder triggers the motion detector, causing the unit to call its owner and ‘tell’ him or her a violation has occurred. Further, the unit’s amplified microphone listens in and  ‘tells’ the owner whether the intruder is friend or foe.” On behalf of the joint venture (the “JV”), the Company has secured relevant URLs worldwide to protect the trade name Spy-N-Tell™ and variations thereof, and is taking appropriate legal steps to protect the JV’s intellectual property under trademark law. The 50-50 Current Technology/ The Real Security Company Ltd. JV will operate under the name “SpyTell Security Limited Partnership”, domiciled in British Columbia, Canada.

The JV is working towards completing an agreement with a dynamic marketing organization that is addressing the needs of over 25 million small business owners in the United States. Further, one of the key players in the product launch, Florida-based Vince Haggerty, will be polling his network of over 100 sales reps over the next week or two to provide the JV with sales projections for the product launch. We will report further on both activities as events dictate.

“Manufacturing of the first 5000 units has commenced,” concludes CEO Kramer, “and we are looking forward to a successful launch in the near term.”

Forward-Looking Statements
The news release contains forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Security Act of 1933, as amended, and the Securities Exchange Act of 1934.  These statements are based on current expectations, estimates, forecasts, and projections about the industries in which the Company operates and the beliefs and assumptions of the Company’s management.  Words such as “expects”, “anticipates”, “targets”, “goals”, “projects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “continues”, “may”, “will”, variations of such words and similar expressions are intended to identify such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

NEWS RELEASE

CURRENT TECHNOLOGY LAUNCHES NEW PRODUCT

  VANCOUVER, British Columbia, April 26, 2007/ --The following was issued today by Robert Kramer, Director, Current Technology Corporation (OTC Bulletin Board: CRTCF):

Current Technology Corporation (the “Company”) is pleased to announce formation of its Security and Safety Products Division (the “Division”).  More importantly, the Company is launching by way of a 50 – 50 joint venture, the Division’s first product, a patented telephone-based intrusion notification system, offering all of the features of a conventional monitoring system, with the additional benefits of portability and free (no monitoring fees) 24/7 operation.  “We have been presented with several unique products in the dynamic, timely and very important fields of security and safety,” states Company CEO Robert Kramer.  “However, the products alone were not sufficient for us to make the decision to move forward.  One of the keys to success for any product is marketing and sales capability.  It is our ability to marry these products to marketing and sales organizations with proven international track records that convinced us to take action.  We are committed to building shareholder value and believe the Division will make a significant contribution in the relative near term to both top and bottom lines.”

The Joint Venture

The Company and The Real Security Company Ltd. (“TRSC”), a private company located in Kelowna, British Columbia, have formed a 50-50 joint venture (the “JV”).  In turn, the JV has obtained the exclusive right to manufacture, market and sell TeleSpyTM worldwide.  On behalf of the JV, the Company has placed an order for 5000 units from the Hong Kong based manufacturer, and will arrange for ongoing inventory financing. Going forward, all TeleSpysTM , from all sources worldwide, including sales forthcoming from pre-JV leads and relationships, will be made by the JV and the JV’s financial results will be consolidated into Current Technology’s financial statements.

As further consideration for its participation in the JV, the Company has issued TRSC warrants to purchase up to 5 million common shares of the Company at $0.12 per share, subject to the following vesting provisions:

Number of Warrants Vested	Number of Units of Product Sold by the JV
500,000	500,000
500,000	500,000
500,000	500,000
500,000	500,000
500,000	500,000
500,000	500,000
500,000	500,000
500,000	500,000
500,000	500,000
500,000	500,000
5,000,000	5,000,000

The warrants expire April 30, 2012, have a cashless exercise provision, and can only be exercised when the JV achieves the foregoing sales targets.  Finally, TRSC has agreed, subject to satisfactory due diligence, to contribute to the JV the marketing and sales rights to a device that blocks unwanted telemarketing calls.

The Product

TeleSpyTM is a patented combination of a telephone, a motion sensor and an amplified microphone.  Upon detecting an intruder, TeleSpyTM automatically calls the property owner who can listen in from a remote location and make a “friend or foe” determination.  If the latter, the property owner can initiate a verified alarm call to the police who will treat the matter as a burglary in progress and respond accordingly.  Neither the property owner nor the police have to deal with false alarms, and there are no monthly monitoring fees.

The Manufacturer

TeleSpyTM is manufactured by Auraland Electronics Co. Ltd. (“Auraland”).  Headquartered in Hong Kong and with manufacturing facilities in Shenzhen, China, Auraland last year produced over 2.8 million telephone sets, digital cameras and digital voice recorders.  With annual sales of approximately $25 million, Auraland is ISO9001:2000 compliant and certified by a number of international organizations including the British Approvals Board for Telecommunications and WIT Assessment.

The Opportunity

TeleSpyTM was developed by Bill Garey of Arlington, Texas to solve a serious problem, unverified and/or false alarms. Mr. Garey believed self-monitoring and self-verification represented the “next generation” solution to those vexing problems. TeleSpyTM is his elegant and cost effective solution, putting the property owner back in control.

“I met Bill at the Consumer Electronics Show in Las Vegas,” states TRSC CEO Eldon Heppner. “He introduced me to the product and showed me some videos you also may wish to see on his web site http://www.telespy.biz/video-page.htm . I immediately recognized TeleSpy’sTM potential and convinced Bill to let us take his invention to the world.”

 The Marketing

 “One of the key players in our TeleSpyTM launch will be my business associate from Florida, Vince Haggerty,” continues TRSC CEO Heppner. “Vince has over 40 years in marketing and long standing relationships with a full range of retailers from Home Shopping Network to Costco and Home Depot, to name just a few. He works with a network of over 100 sales reps covering the US with over 20 offices.”

Mr. Haggerty states that “a number of my most successful new product launches resulted in excess of $60 million in sales in just over a year, with one product generating over a $100 million in sales within 16 months. I believe the TeleSpyTM could be the most successful to-date and many major companies have expressed a serious interest in the product.”

The Conclusion

“We are very excited about this new venture,” concludes Company CEO Kramer. “We hope to announce shortly an affiliation with a dynamic marketing organization that is addressing the needs of over 25 million small business owners in the United States. We believe TeleSpyTM will be a perfect fit and are also hoping to introduce them to a GPS-based asset monitoring and management system which is the subject of ongoing negotiations. We will report on these and other developments as they unfold.”

Forward-Looking Statements

The news release contains forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Security Act of 1933, as amended, and the Securities Exchange Act of 1934.  These statements are based on current expectations, estimates, forecasts, and projections about the industries in which the Company operates and the beliefs and assumptions of the Company’s management.  Words such as “expects”, “anticipates”, “targets”, “goals”, “projects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “continues”, “may”, “will”, variations of such words and similar expressions are intended to identify such forward-looking statements.

For further information, please contact:

CORPORATE:	INVESTOR RELATIONS:
Robert Kramer	Richard Hannon
Current Technology Corporation	Polestar Communications
1-800-661-4247	1-866-858-4100

1430-800 West Pender Street, Vancouver, B.C., Canada V6C 2V6

Telephone: 604-684-2727 1-800-661-4247 Fax: 604-684-0526

Website:  http://www.current-technology.com